Mail Stop 0407
							October 29, 2004



Via Mail and FAX
Craig Crawford, President
Pro Squared, Inc
333 North Sam Houston Parkway East
Suite 275, Houston, TX 77060



RE:	Pro Squared, Inc
	Form 8-K filed October 22, 2004
            File No. 0-33493


Dear Ms. Crawford :

       We have the following comments with regard to the above referenced filing. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. We refer to the SECPS letter filed with the Commission on October 19, 2004. It states that the client - auditor relationship ceased due to Section 206 of Sarbanes-Oxley Act of 2002. Supplementally provide us with the following:
* Description and the nature of the conflict of interest
* Period, in which such a conflict(s) occurred

2. Refer to third and fourth paragraph of Item 4.01. In first paragraph you state that the auditors resigned as your independent certifying accountants, while in the noted paragraphs you refer to a period preceding the dismissal of TL&Co. Please revise your filing to address this inconsistency as applicable.

3. We note your auditor Malone & Bailey, PLLC (Malone), is duly registered and in good standing to practice in Texas. However, Malone is not currently licensed in New York where your company is located. Please tell us why you have selected a Houston based accounting firm to audit the financial statements of a New York based company. Please tell us if the audit will be physically performed in new York or Texas. Also, tell us where the operations and the assets of the company are physically located. Please note that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01 of Regulation S-X (see Rule 2-01(a)). Tell us how you have met the requirements of Rule 2-01 of Regulation S-X.

Craig Crawford, President
Pro Squared, Inc
October 29, 2004
Page 2

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	Please provide the supplemental information requested above within 10 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR. The amendment requested in the first comment above should be filed as promptly as possible and should be reviewed by the former accountants. The letter required by Exhibit 16 should cover the revised disclosures. Any questions regarding the above should be directed to me at (202) 824-5265, or in my absence, to Robert Benton at (202) 942-1811.

							Sincerely,



							O. Nicole Holden
						            Staff Accountant